Invest in Calculated Movie Franchise

A global, young adult motion picture franchise



FROM THE CAPTIVATING NOVEL SERIES BY
NOVA McBEE
CALCULATED
Destiny doesn't always add up
GLOBAL MOTION PICTURE AND STREAMING SERIES
ONEDOOR
STUDIOS

CALCULATED.MOVIE SANTA BARBARA CA

Entertainment | Media | Film | Film Financing

ABOUT | UPDATES [0] | REVIEWS [39] | ASK A QUESTION [1]

Why you may want to invest in us...

1. A film franchise based on a new top-rated novel series, released by one of Amazon's leading publishers.
2. A team that has worked on 23 major studio-released movies and series earning over $4 billion in revenue.
3. Relationships with major studios including Sony, Universal, Warner Media, Disney, Viacom/CBS/Paramount, and Lionsgate.
4. A company who has committed to share 25% of their profits with NCOSE, the top organization fighting human trafficking.

Why investors ❤ us

WE'VE RAISED $39,111 SINCE OUR FOUNDING



I am investing in Calculated Development LLC because I believe in it. If I have kids one day and they are watching a movie and say "Dad, that movie was amazing!" I'd like to say "I invested in that movie!" My motto is if you believe in something, dive in. I believe the world deserves quality entertainment that makes you think differently and want to take action. That's exactly what Calculated will be. Amongst a world of high quality films with no morals and low quality films that push morals, Calculated will stand out for its superb quality not only in production but in rightly highlighting one of the largest devastations of our time.

Dalton Perry

LEAD INVESTOR | INVESTING $7,500 THIS ROUND



Jason will work tirelessly to create something beautiful that will impact the world in a positive way. He has been an inspiration to me for years, because of his hard work, compassion and hope for the future.

Dalton Perry ☆

Young couple looking to make good investments in great ideas.

SEE MORE

Our team



Jason Brents
CEO
Established and maintains a currently active group of over 60 film industry leaders spanning Beijing, Qingdao, and Shanghai China, including producers, actors, directors, distributors, film score composers and city government officials.



John J. Lee, Jr.
Chairman
Successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earnings exceeding $4 billion.



Stephen Wollwerth
President
Stephen's cinematography has been seen all over the world including production for Fox Sports, National Geographic Channel, a PBS Docuseries watched by millions, and as DP on a feature film released on Amazon called Hope for the Holidays.

In the news



Book Review | Calculated

Some books are hard to review, because I love them and don't know how to put into words all the reasons why...especially without accidentally spoiling anything! Calculated by Nova McBee is one of

December 6, 2020 @ runningwithspears.com



CALCULATED | Kirkus Reviews

A high-stakes YA tale of betrayal, revenge, and numbers. "Josephine. Octavia. Double 8. Mila. Phoenix." Josephine Rivers had so many names in the last two years that she barely knows who she is anymore. She's a

December 3, 2020 @ kirkusreviews.com

Downloads

IDS Calculated Development Investor Package.pdf

Look Out DIVERGENT and HUNGER GAMES...Here Comes CALCULATED!


"Calculated has all the ingredients for a powerful motion picture and series franchise. This could be unstoppable."
David Norona
Actor | Writer | Director
Known for Tom Clancy's Jack Ryan (2019), Designated Survivor (2016), One Tree Hill (2012), Six Feet Under (2001-2002)

In 2010, two sub-average guys surfing the internet came across an invitation to invest in the HUNGER GAMES franchise for only $100 bucks. One guy thought, "What do I have to lose?"

Not wanting to be cheap, he turned over his mattress, broke his piggy bank and ponied up $200. The other friend was more cautious and said "Nah, I'm good. I'm saving for a PlayStation 3."

Well, we all know how the HUNGER GAMES turned out. Guy number one was invited to premieres, had the bragging rights that he had a part in making movie history, and best of all, he got to share in the profits, while guy number two is still playing Madden right now in his basement.

Ok...that story is totally fiction. HUNGER GAMES never offered equity crowdfunding investments to the public. But the next big motion picture franchise CALCULATED is. OneDoor Studios is now offering an invitation to invest in CALCULATED for as little as $100. That's not fiction.

FROM NOVEL TO MOVIE FRANCHISE

Calculated's powerful novel series on which the CALCULATED film franchise is based is a present-day action-adventure thriller.


CALCULATED
NOVA McBEE
CALCULATED
NOVA McBEE


CALCULATED
NOVA McBEE

SYNOPSIS OF THE STORY

Josephine Rivers is a calculating prodigy with a nearly supernatural ability to look at the world through a purely mathematical lens, even at times predicting the future. After a betrayal by her own family when she's only 15, she's kidnapped and taken to China by the sinister Maxima, known as "Madame," who forces her to use her gift to increase her fortune. This marks the beginning of our hero's arduous journey, which sees her moved around Shanghai's criminal underground as others exploit her gift. Her only close company is older captive Hong Rui, nicknamed "Red," whose wisdom and support change

how she views her own power and teaches her what she needs to survive. Now she's 17 and working for a wealthy man whose captivating son Kai starts to chip away at her emotional defenses. She has the fate of the world in her hands, thanks to her unique gifts, but she also craves vengeance against those who've wronged her. Can she save the world from a financial collapse and also bring her enemies down? And can she trust Kai enough to let him into her heart?

review by

KIRKUS

★★★★★

A high-stakes YA tale of betrayal, revenge, and numbers.

An enjoyable thriller with an intriguing, relatable protagonist.

> *"An intense and wonderfully complex thriller that kept me on the edge of my seat and turning pages!"*
>
> **- Jessica Day George, NYT bestselling author of SILVER IN THE BLOOD and the TWELVE DANCING PRINCESSES series**

> *"Calculated is smart with plenty of page-turning action and a brave heroine who is deeply relatable. The timely subject matter is heart-wrenching even as it inspires us to use our gifts to make a difference in the world. Twisty and original, this story will keep readers guessing and hoping to its pulse-pounding end!"*
>
> **– Lorie Langdon, best-selling author of DOON and OLIVIA TWIST**

CALCULATED'S NOVEL IS PUBLISHING

Calculated's first novel will be released February 11, 2021 through Wolfpack, one of the most successful Amazon-focused publishers. They are premiering Calculated as the first young adult book of their WiseWolf imprint.

WATCH OUR INTERVIEW WITH THE PUBLISHER


Paul Bishop Interview
from WollwerthFilms
06:58
vimeo

/993681e1ac

WANT TO READ CALCULATED'S NOVEL MANUSCRIPT NOW?

Invest a minimum of $500 and we will send you an investors-only ARC (Advanced Readers Copy) of Calculated's e-book.

WATCH OUR INTERVIEW WITH THE AUTHOR'S AGENT


Amy Jameson Interview
from WollwerthFilms
Amy Jameson
07:16
vimeo

/9c362f1950

WHAT DO I GET?

The Deal
Whether you invest $100 or $100,000 each investor will receive 110% of their investment from CALCULATED's budget, before it is produced. After *Calculated* begins its global distribution each investor receives their full proportional share of half the Company's profits from the Motion Picture, globally, including from all its ancillaries-each investor on the same equal terms.

The Perks
Audacious rewards are triggered by your investment amount, from e-book, paperback and audiobook copies of *Calculated*, invitations to a premiere, your name in the credits, meeting the cast, to having a benefit premiere for your favorite charity are all on the list.

See PERKS section below.

A MAJOR STUDIO APPROVED BUSINESS MODEL

Our business plan is a highly sophisticated proven method for securing major Hollywood players. Over the past 30 plus years we have provided business, funding and distribution services for 19 studio released motion pictures. We have build up strong relationships with leaders in the entertainment film insurance and banking industry. We enlist the work of A-list screenwriters, directors and actors. Plus, we engage licenses with the world's leading distributors who connect us to the global market of movie and series binge-watchers, now numbering over 4 Billion. This is your opportunity to be part of a global phenomenon.

It's very possible this may be the first raise on an equity crowdfunding platform to open up to the general public the opportunity to invest in the development fund for a major studio released, insured, bank financed, globally distributed motion picture franchise.

FINANCING STRUCTURE

You are invited to share in providing Calculated's $2 million development funding. A bank's entertainment department will provide Calculated's estimated $45 million production budget.


Month
Annual Earnings After 1st 5 years
~Investors Receive Annual Reports and Earnings Payments
ALL THE TIMES AND AMOUNTS IN THIS REPORT ARE FORECASTS. IT IS NOT POSSIBLE TO GUARANTEE THAT THESE ARE ACCURATE OR INDEED WILL EVER OCCUR.
Month 96
Earnings Estimates During 1st 5 years
~Investors get 50% of all Development Company profits from all revenue sources.
Month 38
Global Release
~Theatrical, Streaming, Television, Music and All Rights in their Respective Release Windows
~Investor's Receive Half of Development Company's Share
Month 22
Production Begins
~Production Funds Available
~Investor 110% Recovered $2.2 Million before filming begins.
Month 18
Studio & Global Distributors Set-Up
~Studio Approved Script Completed
~Studio Approved Director and Lead Actors Attached
~Production Cost Determined
~Production Collateral Set
~Production Bond Set
~Production Bank Loan Set
Month 1
Develoment Begins
~Minimum of at least $50k of $2 million funding completed before beginning
~If/When $2 million raise completes
Use of Funds:
~$500,000 Screenwriting
~$1.3 Million Director/Actor Attachments
~$200,000 Marketing/Legal/Overhead
One Door Studios 2020©

This structure provides you 110% to 120% of your investment (depending on whether you invest during the Early Bird window) from Calculated's production financing BEFORE it begins production.

In addition, you will receive your proportional share of 50% of all Calculated Development's global earnings from every source. To give you an idea of this return, consider that our projected earnings are projected to be comparable to those of the HUNGER GAMES and DIVERGENT franchises.

ALL OF THESE TIMES AND AMOUNTS ARE FORECASTS. IT IS NOT POSSIBLE TO GUARANTEE THAT THESE ARE ACCURATE OR INDEED WILL EVER OCCUR.

WHO IS ONEDOOR STUDIOS?


灵山湾
LAUNCH CEREMONY AND BRIEFING OF LINGSHAN BAY
FILM AND TELEVISION VENTURE CAPITAL INVESTMENT CONFERENC
影视创投会启动发布会

John J. Lee, Jr.
Chairman, OneDoor Studios
John has provided development and financing planning and execution in every aspect for dozens of motion pictures, television network series and specials, with combined production costs of over $470 million and global rights earnings exceeding $4 billion.

Here are some of the dozens of films John Lee has worked on. These are motion pictures you have heard of before, like *The Terminator, Crouching Tiger Hidden Dragon,* and *The Nutty Professor.*


SCHWARZENEGGER
FOUR FEATHERS
BEAT THE DRUM
BOBBY JONES


THE NUTTY PROFESSOR
GOONIES
FOREVER STRONG
THE OTHER SIDE OF HEAVEN

John Lee has provided business, global distribution and financing for motion pictures released through Universal, Paramount, Sony, Disney, Warner Bros., HBO and many others.

SUPPORT THE FIGHT AGAINST HUMAN TRAFFICKING

The founders have committed half of their profits from Calculated to the National Center on Sexual Exploitation (NCOSE) to empower them in their fight against human trafficking. They just made some of the strongest headway in history with the recent New York Times article exposing child trafficking. Donate to them by 12/31/20 and have it matched up to $250,000!

LET'S MAKE HISTORY TOGETHER

We invite you to invest in a piece of this history-making experience for as little as $100. Turn over those mattresses, break those piggy banks, pony up and change the path of your future by investing in what could be the next great movie and streaming franchise. You can put off getting your PlayStation until next year.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Calculated Development LLC exclusively develops the young adult CALCULATED book series into a wide-audience global motion picture franchise for distribution by major global studios, distributors and streaming systems.

Where will your company be in 5 years?

We want to see CALCULATED become one of the next global YA motion picture breakouts like the HUNGER GAMES and DIVERGENT franchises. We aim to see each of its major motion pictures hit blockbuster levels in global box office earnings, inspiring a subsequent streaming series. These objectives are forward looking, cannot be guaranteed, and may never be realized.

Why did you choose this idea?

From its opening sentence, Nova McBee's young woman starring character just knocked us out with her impossible circumstances and unconquerable spirit. We were fortunate to bid early on this audience-captivating book series that could become one of the highest impact motion picture franchises of all time.

How far along are you? What's your biggest obstacle?

CALCULATED's motion picture rights are optioned and all is prepared to begin its development.
Development will take about 2 yrs. and cost $2 million. We can begin with $50k, putting a seasoned writer on the script, it being the biggest obstacle, and must become studio and A-level director acceptable. This will likely demand 30 to 50 drafts, engage 2-4 writers and take about 2 years. Becoming script-acceptable costs about $700k.

Attaching studio approved director and cast is largely script facilitated. If needed, given studio pre-approvals, talent attachment fees of about $1.3 million can be provided by entertainment industry bridge funding sources.

These projections are forward looking, are not guaranteed, and may never be realized.

Who competes with you? What do you understand that they don't?

Over 2 dozen top independent film production companies including Participant Media, New Republic Pictures, Malpaso and Working Title, compete to win the more than 100 annual most coveted release spots on the schedules of leading global distributors.

What enables us to win one of these coveted spots with the best is first, CALCULATED's high-performing novel and strong global motion picture franchise potential, as proven by our teams industry standard greenlight evaluations. Story is the most important feature of any project, and is the all-important feature of CALCULATED that will place it on top of the studio's list. Our team is deeply experienced on previously successful studio released pictures in the development of a script to major studio-acceptable standards.

Second, with deep discipline we employ the principles and practices of the most successful producers who make up less than 5% of the independent producer community, yet whose motion pictures and series earn over 90% of the global film market income. One of the most foundational differentiating business practices is separating the development fund from the production fund, using the former to derive the later from bonded bank financing.

How will you make money?

Our projections of profits for this first motion picture in the CALCULATED franchise is 4.8x the picture's cost projected to be $60 million the next 5 years. (The $2 million in development raised on WeFunder opens the door for CALCULATED's bonded bank financed $60 million production funds). After an early return of investment plus 10%, investor partners receive a return 50% of the Development Company's share of the net profits.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is producing a film project without distribution. We mitigate this risk by engaging distribution during development and before production.

We also follow the practice of the industry's most successful production companies by separating our development financing and activities from our production financing and activities. Our fully developed projects have: a distributor-approved script; attached distributor-approved director and cast; a bonding company guaranteeing the picture will be completed on time, on budget, with the approved script, budget and cast; a bank who will provide the production funding and the collateral instruments of production incentives, license agreements and other elements necessary for the loan's engagement.

While production cost could be any amount, depending on script, director, cast and special effects, we can develop most projects within 24 months and for a cost of about $2 million.

Of this amount, $500k is reserved for its script's development. This full amount may never be spent, but it is reserved in case it takes longer and requires more writers than anticipated. We mitigate the risk of each project's development budget by first bringing our scripts up to distributor approval level, then having those distributors approve a short list of proposed directors and cast, before we attach the talent. In this way risk is reduced to scriptwriting: $500,000 of the $2 million.

$300,000 is used for business overhead, and the remaining $1.2M is held in reserves as down payment funds for studio approved director and lead cast. Talent attachment cost is about 10% of their fee. So, an 'A' (studio-level) director is typically about $1 million to $5 million, or $100,000 to $500,000 in attachment fee. These funds are never touched until we engage our lead distributor. This relationship catalyzes collateral arranged with production incentive programs and other global partners, all of which are part of each project's bonded bank loan that provides the production financing of CALCULATED budgeted at $60M.

At the conclusion of project development, yet before we produce the film, the investors are then repaid 110% of their principal investment ($2.2M) in that project out of the bank financed production budget, as the script, talent attachment fees, and development fees are all production expenses and payable from the bank's production financing.

If in the worst case scenario a project is unable to secure its distribution with a major U.S. distributor, the investment loss would be restricted to only that which was spent on the script development and business overhead (between $150k to $800k), while the rest of the $1.5M+ would be preserved. This is also the reason for developing six motion pictures together, enabling each of their risks to spread among them.

While these practices do not eliminate all risk, they substantially mitigate them and provide the highest success outcomes.

What's the relationship between One Door Studios & Calculated Development LLC?

Calculated Development LLC is wholly owned by One Door Studios, a blockbuster film production and consulting company. Investors in this deal are investing in Calculated Development LLC only, not One Door Studios.